Exhibit 4.29

SHARE SALE AND PURCHASE AGREEMENT	22 July 2006

by and between

on the one side

the Persons set out in Schedule 1

and on the other side

Wolseley Holdings Denmark ApS and Wolseley plc (as Guarantor)

relating to

DT holding 1 A/S

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SCHEDULES

Schedule	1	The Sellers
Schedule	1.1.A	DT Officers SPA
Schedule	1.1.B	Group chart
Schedule	1.1.C	The Subsidiaries
Schedule	1.1.D	The Accounts 2006
Schedule	4A.3(b)(v)	Letter from Sellers on transaction costs
Schedule	5.2.2	List of shareholder loans granted by certain Sellers to the Company
Schedule	5.3.5	Reliance letters in agreed form in relation to the VDD Reports
Schedule	6.1.2	The due diligence documentation

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On this 22nd day of July 2006, the following

SHARE SALE AND PURCHASE AGREEMENT

has been entered into by and between on the one side the Persons set out in Schedule 1 (the “Sellers”) and on the other side Wolseley Holdings Denmark ApS (the “Buyer”) and Wolseley plc (the “Guarantor”)

WHEREAS

(A)	The Sellers own the entire authorised and issued share capital in the Company (as defined in Clause 1.1), other than those shares held by DT Officers A/S;

(B)	The Company is the parent company of the Group (as defined in Clause 1.1), which carries out business within distribution of building materials and related services in the Nordic region;

(C)	The Buyer wishes to acquire the Group through the purchase of the Shares (as defined in Clause 1.1) and of the DT Officers Shares (as defined in Clause 1.1), and the Sellers wish to divest the Group; and

(D)	The Sellers and the Buyer desire to set out the terms and conditions on which the Sellers will sell the Shares to the Buyer and the Buyer will purchase the Shares from the Sellers.

SO NOW THE PARTIES HERETO have agreed as follows:

1.	Certain definitions

1.1	Certain definitions

As used in this Agreement, the following terms have the following meanings unless the context otherwise requires:

“Accounts Date” shall mean 31 January 2006.

“Accounts 2006” shall mean the audited consolidated annual accounts of the Company as at the Accounts Date, attached as Schedule 1.1.D.

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“Affiliate” shall mean with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, and in the case of (i) a Person who is an individual includes any relative of such Person and (ii) a corporation which is controlled by an individual, includes any relative of that individual. For these purposes, “control” (including the correlative meanings of the terms “controlling”, “controlled by” or “under common control with”) with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise, save that in relation to any Seller that is an institutional investor “Affiliate” shall not include any company that is a part of a trading group of companies (as opposed to an investment company) in which such Seller has an investment.

“Agreement” shall mean this share sale and purchase agreement and its Schedules as amended from time to time pursuant to Clause 11.3.

“Business Day” shall mean any day on which the banks are open for the public in Copenhagen, Denmark and London, England.

“Buyer” shall mean Wolseley Holdings Denmark ApS (Company registration number CVR 29689083 with the Danish Commerce and Companies Agency), a company duly organized and existing under the Laws of Denmark, the registered office of which is at c/o Kromann Reumert, Sundkrogsgade 5, DK 2100, Copenhagen Ø, Denmark.

“Buyer's Warranties” shall mean the representations and warranties (in Danish: “erklæringer og indeståelser” ) given by the Buyer to the Sellers as set forth in Clause 8.

“Change of Control Contracts” shall mean such contracts, including lease agreements, relating to the Group entered into by any member of the Group with third parties, which require the consent of such third parties to the purchase by the Buyer of the Shares or which grant such third parties the right to terminate, or exercise any other right under, the contract concerned due to the purchase by the Buyer of the Shares.

“Closing” shall mean the consummation of the transactions contemplated by this Agreement, as provided for in Clause 5.

“Closing Date” shall mean the date on which Closing occurs.

“Company” shall mean DT Holding 1 A/S (Company registration number CVR no. 27 06 53 33 with the Danish Commerce and Companies Agency), a company duly organized and existing under the Laws of Denmark, the registered office of which is at Bremerholm 1, 3, DK-1069 Copenhagen K, Denmark.

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“Constituent Documents” shall mean the memorandum and articles of association and, if applicable, the by-laws of a company.

“DKK” shall mean Danish Kroner, being the lawful currency of the Kingdom of Denmark.

“DT Officers A/S” shall mean DT Officers A/S (CVR no. 10 15 89 15 with the Danish Commerce and Companies Agency), a company duly organised and existing under the Laws of Denmark, the registered office of which is at c/o the Company, being a company established for the sole purpose of enabling employees of the Group to invest in the Company and which company owns 1.45 per cent of the outstanding shares in the Company corresponding to nominal DKK 151,000 shares.

“DT Officers Shares” shall mean nominal DKK 3,920,000 shares in DT Officers A/S representing all of the shares issued by DT Officers A/S and owned by approximately 250 current or former employees of the Group.

“DT Officers SPA” shall mean a share sale and purchase agreement of even date between the Buyer and the shareholders in DT Officers A/S regarding the DT Officers Shares in the form set out in Schedule 1.1.A.

“EUR” shall mean Euro being the single currency of the European Economic and Monetary Union.

“Group” shall mean the Company and each of its Subsidiaries as set forth in the group chart attached hereto as Schedule 1.1.B (and includes, in the case of Clause 4A, DT Officers A/S), and “Group Company” and “Group Companies” shall be construed accordingly.

“Guarantor” shall mean Wolseley plc a company registered in England and Wales with company number 29846 and whose registered office is at Parkview 1220, Arlington Business Park, Theale, Nr Reading RG7 4GA, United Kingdom.

“Law” shall mean any EU, federal, national, state, provincial, local or other law or regulation in any country or jurisdiction, and the regulations and orders promulgated there under.

“Parties” shall mean the Sellers and the Buyer and “Party” shall mean anyone of them.

“Person” shall mean any individual, corporation, partnership, firm, joint venture, association, joint stock company, trust, incorporated or unincorporated organisation, governmental or regulatory body or other entity.

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“Purchase Price” shall mean the purchase price for the Shares as it has been agreed in Clause 3.

“Restricted Employee” shall mean Steen Weirsøe, Jørgen Clausen, Lars Hansen, PerErik Pedersen, Jørgen Wenshøj, Michael Christiansen, Ole Mikael Jensen, Anders T. Skole-Sørensen, Anders Wassberg and Markku Willström, and their direct reports.

“Schedules” shall mean the Schedules to this Agreement.

“Sellers” shall mean the Persons set out in Schedule 1 who own all of the Shares in the proportions set out opposite their names in Schedule 1.

“Sellers' Warranties” shall mean the representations and warranties (in Danish: “erklæringer og indeståelser” ) given by the Sellers to the Buyer as set forth in Clause 7

“Shares” shall mean nominal DKK 10,252,718 shares in the Company divided into 10,252,718 shares each with a nominal value of DKK 1, and representing 98.55 per cent of the total number of shares issued by the Company (being nominal DKK 10,403,718 shares) (the remaining nominal DKK 151,000 shares (or 1.45 per cent) in the Company being owned by DT Officers A/S) and owned by the Sellers in the proportions set out opposite the name of each of the Sellers in column 1 of Schedule 1.

“Subsidiaries” shall mean the subsidiary undertakings of the Company (and “Subsidiary" shall mean any one of them), being the subsidiary undertakings set out in Schedule 1.1.C.

“VDD Reports” shall mean the following due diligence reports provided by the Sellers to the Buyer:

•	the legal vendor due diligence report prepared by Bech-Bruun, Gernandt & Danielsson, Wiersholm, Melbye & Bech, White & Case and Allen & Overy;

•	the current trading report dated 7 July 2006 prepared by KPMG;

•	the financial, tax, pensions and IT report prepared by KPMG;

•	the environmental report prepared by ERM; and

•	the report on insurance matters prepared by AON.

“Warranties” shall mean the representations and warranties set out in Clauses 7 and 8 of this Agreement.

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2.	Transfer of the Shares

2.1	Transfer of the Shares

Subject to Closing the Sellers agree to sell the Shares to the Buyer and the Buyer agrees to purchase the Shares from the Sellers on the terms and conditions of this Agreement.

2.2	Further assurance

Each of the Parties shall, and the Sellers will procure that the Group Companies shall, execute such documents and other papers and take such actions, as may be reasonably required or desirable to carry out the provisions of this Agreement and the transactions contemplated hereby.

3.	Purchase Price

On the basis of the Accounts 2006 the purchase price for the Shares has been agreed at EUR 1,458,519,217.84 (one billion four hundred and fifty eight million five hundred and nineteen thousand two hundred and seventeen Euro and eighty four cents) together with EUR 295,645.79 (two hundred and ninety five thousand six hundred and forty five Euro and seventy nine cents) per calendar day for the period from and including the date hereof until and including the Closing Date (the “Purchase Price”). The Purchase Price is fixed and not subject to adjustment.

4.	Conditions precedent to Closing

4.1	Conditions precedent to the Buyer's obligations

The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions, any and all of which conditions may be waived by the Buyer in its sole discretion.

	4.1.1	The Sellers shall have performed and complied with all material covenants and agreements required by this Agreement to be performed by the Sellers prior to or at Closing.

	4.1.2	All required governmental or competition law approvals and clearances for the consummation of the transactions contemplated by this Agreement shall have been obtained without imposition of any conditions which may have a material adverse impact on the value of the Group or the applicable waiting periods under applicable Law shall have elapsed.

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	4.1.3	Simultaneous closing shall occur under the DT Officers SPA, or alternatively – at the Sellers' discretion – a sale of the shares in the Company owned by DT Officers A/S directly to the Buyer shall have been completed on terms identical to the terms of this Agreement.

	4.1.4	The Sellers shall have taken at Closing all actions required to be taken by the Sellers pursuant to Clause 5.3.

4.2	Conditions precedent to the Sellers' obligations

The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions, any and all of which conditions may be waived by the Sellers in their sole discretion.

	4.2.1	The Buyer shall have performed and complied with all material covenants and agreements required by this Agreement to be performed by the Buyer prior to or at Closing.

	4.2.2	All required governmental or competition law approvals and clearances for the consummation of the transactions contemplated by this Agreement shall have been obtained or the applicable waiting periods under applicable Law shall have elapsed.

	4.2.3	Simultaneous closing shall occur under the DT Officers SPA, or alternatively – at the Sellers' discretion – a sale of the shares in the Company owned by DT Officers A/S directly to the Buyer shall have been completed on terms identical to the terms of this Agreement.

	4.2.4	The Buyer shall have taken at Closing all actions required to be taken by the Buyer pursuant to Clause 5.2.

4.3	Conduct of business pending Closing

The Sellers covenant that in the period from the date hereof until Closing the Sellers shall cause the Group to comply with the following, except as otherwise authorised in writing by the Buyer:

	4.3.1	The Group shall conduct its business in the ordinary and usual course consistent with past practices, and subject to mandatory requirements not change its accounting methods, revalue any assets or write off any debts other than in the ordinary course of business consistent with past practices and the Company shall not authorise or issue any dividends or other distributions to holders of the Shares.

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	4.3.2	The Company shall deliver to the Buyer monthly management accounts for the Group (unaudited) no later than 30 (thirty) calendar days after expiry of each calendar month, it being expressly acknowledged and understood that such management accounts will be provided as a matter of information, that they shall result in no adjustment of the Purchase Price and that the Sellers provide no representation or warranty and assume no liability as to the completeness or accuracy of such management accounts.

4.4	Termination prior to Closing.

This Agreement may be terminated at any time prior to Closing only as follows:

	4.4.1	By mutual written consent of the Buyer and the Sellers;

	4.4.2	By the Buyer if any of the conditions precedent to the Buyer's obligations hereunder as set out in Clause 4.1 of this Agreement have not been met as of 30 November 2006 and have not been waived in writing by the Buyer;

	4.4.3	By the Sellers if any of the conditions precedent to the Sellers' obligations hereunder as set out in Section 4.2 of this Agreement have not been met as of 30 November 2006 and have not been waived in writing by the Sellers; and

	4.4.4	By either Party immediately upon written notice to the other Party if a preliminary or permanent injunction or other order is issued by a court of competent jurisdiction or by any regulatory or governmental body which enjoins or otherwise prohibits Closing.

In the event of any termination of this Agreement pursuant to Clause 4.4 above, no Party shall be liable or have any other obligations to any other Party under this Agreement, provided, however, that such termination shall not relieve any Party for any prior breach of this Agreement. Clauses 11.1 (Publicity), 11.2 (Notices), 11.3 (Waivers and amendments), 11.4 (No assignment) and 11.5 (Governing law and arbitration) shall survive the termination of this Agreement.

4.5	Filing for required approvals

As soon as practicable following the execution of this Agreement, and subject to compliance by the Sellers and the Group with the provisions of Clause 4.6, the Buyer shall proceed with the filing for all required governmental or competition law approvals for the consummation of the transactions contemplated by this Agreement and the Buyer undertakes to use its best efforts to procure that – in so far as it is within the Buyer's power – all such applications for approvals are processed expediently to enable the approvals to be obtained as soon as possible (provided that for the avoidance of doubt nothing in this Clause 4.5 shall require the Buyer to accept any condition or restriction referred to in Clause 4.1.2).

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4.6	Co-operation of Sellers

The Sellers shall, and shall procure that the Group Companies shall, provide to the Buyer all such assistance and co-operation (including furnishing to the Buyer all such information) as the Buyer may reasonably require in connection with any filing or approval referred to in Clause 4.5.

4A.	Sellers’ covenants

4A.1	Each Seller severally (and not jointly or jointly and severally):

(a)	represents and warrants to the Buyer that between the Accounts Date and the date of this Agreement, it (or, in relation to any third party costs relating to the sale of the Group, any third party) has not received, or become entitled to, or otherwise benefited from, any Leakage (other than any Permitted Leakage); and

(b)	undertakes to the Buyer that between the date of this Agreement and Closing, it (or, in relation to any third party costs relating to the sale of the Group, any third party) will not receive, or become entitled to, or otherwise benefit from, any Leakage (other than any Permitted Leakage).

4A.2	Subject to the limitations contained in this Agreement, each Seller undertakes to the Buyer (for itself and as agent for and on behalf of each Group Company) to indemnify and hold harmless the Buyer and each Group Company from and against any and all losses (on an after tax basis) suffered or incurred by any of them to the extent that any of the same arise or result from a breach of Clause 4A.1 and further to the extent that, in the case of each Seller, such losses exceed such Seller’s proportionate part (as set out in column 3 of Schedule 1) of EUR 985,485.96.

4A.3	In this Clause:

(a)	“Leakage” means:

(i) any dividend or other distribution (whether in cash or in kind) from or by any Group Company;

(ii) any return of capital by any Group Company or any amount payable on the repurchase, redemption, reduction or cancellation of any shares or other securities by any Group Company;

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	(iii)	any issue of, or grant of options or warrants in respect of or other rights to acquire any, shares or other securities of any Group Company;

	(iv)	any payment of interest, or repayment of principal, in respect of any indebtedness owed by any Group Company (other than payments of interest in the ordinary course and in accordance with the terms of any indebtedness in existence as at the Accounts Date and repayments of principal that do not result in any prepayment or breakage penalties or costs, or other additional costs, for the Group);

	(v)	any amount payable by any Group Company pursuant to any agreement, arrangement or understanding, other than any agreement, arrangement or understanding which was entered into before the Accounts Date, in the ordinary course of business and on arms length terms (and has not been amended since the Accounts Date) and has been fairly disclosed to the Buyer;

	(vi)	any assumption or discharge of any liability of any Seller by any Group Company;

	(vii)	any release, deferral or write-off by any Group Company of any liability of any Seller;

	(viii)	any guarantee, indemnity or security provided by any Group Company in respect of the obligations or liabilities of any Seller;

	(ix)	any costs or expenses relating to the proposed sale of the Group; and

	(x)	any agreement or commitment by any Group Company to do any of the above; and

(b)	“Permitted Leakage” means:

	(i)	any matter specifically required or provided for by the terms of this Agreement;

	(ii)	any Leakage fairly disclosed in the VDD Reports or the due diligence documentation listed in Schedule 6.1.2;

	(iii)	any payment made under any employment contract (including in respect of the reimbursement of expenses) entered into before (and not amended since) the Accounts Date

	(iv)	any payment made under the employment contracts of the employees named in the definition of Restricted Employees and initialed by or on behalf of the Sellers and the Buyer;

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	(v)	any costs that the Sellers are obliged to reimburse to the Company in accordance with the terms of the letter set out in Schedule 4A.3 (b) (v); and

	(vi)	repayment of the shareholder loans listed in Schedule 5.2.2 provided that such repayment does not result in any prepayment or breakage penalties or other additional costs for the Group.

5.	Closing

5.1	Closing

Subject to the terms and conditions of this Agreement, Closing shall take place at the offices of Bech-Bruun Law Firm, Langelinie Allé 35, DK-2100 Copenhagen Ø., Denmark, at 10:00 o'clock (CET) on 28 September 2006, or, if all conditions referred to in Clause 4 have not been satisfied (or waived) at least 5 (five) Business Days prior to that date, on the day falling 5 (five) Business Days after they have been satisfied or waived.

5.2	Actions to be taken by the Buyer

At Closing, the Buyer shall take the following action and deliver to the Sellers or procure the following:

	5.2.1	Pay the Purchase Price in immediately available funds to such bank accounts (not exceeding ten in number) designated by the Sellers not less than 5 Business Days before Closing, provided that (unless otherwise agreed by Lehman Brothers International (Europe)) such part of the Purchase Price due to Lehman Brothers International (Europe) shall be paid into an escrow account with an escrow agent to be agreed, and on terms to be agreed, between the Buyer and Lehman Brothers International (Europe) and provided that an amount equal to the amount payable by the Sellers under the letter set out in Schedule 4A.3(b)(v) shall be paid to the Company on behalf of the Sellers in satisfaction of their obligations under that letter. Payment of the Purchase Price in accordance with this Clause shall be an effective discharge of the Buyer to pay the Purchase Price to the Sellers, and the Buyer shall not be concerned to see to the application, or be answerable for the misapplication, of such amount and shall not be concerned as to the allocation, or be answerable for the misallocation, of such amount as amongst the Sellers.

	5.2.2	Settle or cause the settlement by the Group of all debt being owed at Closing by the Group to the Sellers or Affiliates of the Sellers (other than the Group), save for any and all trade payables which have not fallen due at the Closing Date. Attached as Schedule 5.2.2 is a list of shareholder loans granted by certain Sellers to the Company (being all such debt in existence as at the date of this Agreement), including a calculation of interest accrued as at the Closing Date set out in Clause 5.1. Three (3) Business Days prior to Closing, the Sellers shall provide the Buyer with an updated calculation of debt owed to the Sellers or Affiliates of the Sellers (other than the Group) as at the Closing Date.

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5.3	Actions to be taken by the Sellers

At Closing, the Sellers shall take the following action or procure the following:

	5.3.1	Enter or cause to be entered the name of the Buyer in the Company's register of shareholders as the holder of the Shares free and clear of any lien, option, claim, charge, encumbrance or other security interest (including rights of pre-emption) of any nature whatsoever, and together with all rights attaching to them after the date of this Agreement.

	5.3.2	Settle or cause the settlement of all debt owed to the Group by the Sellers or Affiliates of the Sellers (other than the Group), other than trade payables which have not fallen due at the Closing Date.

	5.3.3	Subject to compliance by the Buyer with its obligations under Clause 5.2.2, execute and deliver to the Buyer written confirmations that there are no debts owed by the Group to the Sellers or Affiliates of the Sellers (other than the Group), save for any trade payables which have not fallen due at the Closing Date and waiving any entitlement to repayment of any such amounts which remain outstanding.

	5.3.4	Procure that all of the members of the board of directors of any Group Company not employed with the Group resign and waive any right to any payment by any Group Company.

	5.3.5	Deliver to the Buyer reliance letters in respect of the VDD Reports in the forms set out in Schedule 5.3.5.

5.4	Actions to be taken by the Sellers and the Buyer

5.4.1	At Closing the Sellers and the Buyer shall execute and deliver any and all other appropriate documents necessary to transfer and perfect title to the Shares into the name of the Buyer.

5.4.2	At Closing the Sellers and the Buyer shall cause that extraordinary meetings of shareholders be held in each member of the Group (such meetings to be convened by the Group in advance of Closing) in order to elect new members to the board of directors of each relevant member of the Group (as nominated by the Buyer not less than 3 (three) Business Days prior to the Closing Date), and new auditors, if applicable.

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5.5	Post Closing matters

5.5.1	The Buyer shall procure that within 10 (ten) Business Days of the Closing Date the individuals set out in Clause 5.3.4 having resigned at Closing shall be de-registered from any relevant company registers and pending such de-registration the Buyer shall indemnify and hold harmless (without the limitations found in Clause 10.4) such individuals against any and all claims of whatever nature arising out of the operations of the Group after the Closing Date.

5.5.2	From the date of this Agreement and for a period of three (3) years thereafter, the Sellers undertake not to accept, recruit, solicit or otherwise induce any Restricted Employee to discontinue his employment relationship with any of the Group Companies, provided however that the placing of a bona fide advertisement of a post available to members of the public shall not constitute a breach of this Clause.

6.	Due diligence

6.1	Due diligence review

6.1.1	The Buyer and its advisors have conducted a due diligence review of the Group, have participated in management presentations and Q & A sessions with management of the Group and have conducted site visits to certain of the Group's premises. In addition, the Buyer and its advisors have been provided with the VDD Reports, a market report prepared by Bain & Company and a report on the Group’s real property prepared by Catella.

6.1.2	A list of the due diligence documentation made available to the Buyer in physical and virtual data rooms in the period 19 June 2006 until the date hereof, including such information which has been requested by or on behalf of the Buyer, is set forth in Schedule 6.1.2.

7.	Representations and warranties of the Sellers

The Sellers make the following representations and warranties to the Buyer:

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7.1	Authority

7.1.1	Each of the Sellers have the full legal right and power and all authority and approval required to enter into, execute and deliver this Agreement and to perform its obligations hereunder. Each of the Sellers have taken all action required by Law, the Sellers' Constituent Documents or otherwise to authorise the execution of this Agreement and the consummation of the transactions contemplated hereby.

7.1.2	This Agreement has been duly executed by each of the Sellers and is a valid and binding obligation on each of the Sellers enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or other similar Laws which affect the enforcement of creditors’ rights in general.

7.2	No breach

The execution and performance of this Agreement and the consummation of the transactions contemplated hereby will not:

	7.2.1	violate any provision of the Constituent Documents of the Sellers or the Group;

	7.2.2	violate any material order, judgement, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, the Sellers or the Group; or

	7.2.3	violate any material statute, Law or regulation applicable to the Sellers or the Group.

7.3	Title

At Closing, each of the Sellers have full and unrestricted title to the Shares set out opposite the name of each of the Sellers in column 1 of Schedule 1, free and clear of any lien, option, claim, charge, encumbrance or other security interest (including rights of pre-emption) of any nature whatsoever. Subject to the Buyer having complied with its obligations in Clause 5.2.1, immediately following Closing the Buyer shall acquire full and unrestricted title to the Shares, free and clear of any lien, option, claim, charge, encumbrance or other security interest (including rights of pre-emption) of any nature whatsoever, and together with all rights attaching to them after the date of this Agreement (including, without limitation, the right to receive all dividends or distributions declared, made or paid after the Accounts Date).

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8.	Representations and warranties of the Buyer

The Buyer represents and warrants to the Sellers as follows:

8.1	Authority

The Buyer has the full legal right and power and all authority and approval required to enter into, execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Buyer and is the valid and binding obligation of the Buyer enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or other similar Laws which affect the enforcement of creditors’ rights in general.

8.2	No breach

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not:

	8.2.1	violate any provision of the Constituent Documents of the Buyer;

	8.2.2	violate any material order, judgement, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, the Buyer; or

	8.2.3	violate any material statute, Law or regulation applicable to the Buyer.

9.	Covenants and agreements

9.1	Change of Control Contracts

The Sellers shall cooperate with the Buyer and the Group in taking all reasonable steps to obtain consents to the consummation of the transactions contemplated by this Agreement under any Change of Control Contracts.

9.2	Expenses

The Parties to this Agreement shall, except as otherwise specifically provided herein, bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including, without limitation, all fees and expenses of investment banks, agents, representatives, counsel and accountants.

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10.	Indemnification

10.1	Obligation of the Sellers to indemnify

Subject to the limitations contained in this Clause 10, the Sellers agree to indemnify, defend and hold harmless the Buyer (with any payment to the Buyer being a reduction of the Purchase Price) from and against all direct losses (in Danish: “direkte tab”) suffered or based upon any breach of any of the Sellers' Warranties or Clause 4A.2. The Sellers shall not be liable for any indirect or consequential losses (in Danish: “indirekte tab eller følgeskader”). Any liability of the Sellers shall be several (in Danish: “proratarisk” ) (in proportion to the part of the Purchase Price received by each of the Sellers) and not joint (in Danish: “solidarisk” ).

10.2	Obligation of the Buyer to indemnify

Subject to the limitations contained in this Clause 10, the Buyer agrees to indemnify, defend and hold harmless the Sellers from and against all direct, losses suffered or based upon any breach of any of the Buyer's Warranties. The Buyer shall not be liable for any indirect or consequential losses.

10.3	Calculation of losses

Except as expressly agreed otherwise in this Clause 10, direct losses of a Party shall be calculated and substantiated pursuant to general principles of Danish Law, including without limitation in relation to a Party's obligation to mitigate losses. Any amount of losses to be indemnified shall be calculated on a EUR 1 for EUR 1 basis and in no event shall any multiples or the like be used in calculating the amount of losses.

10.4	Limitations

10.4.1	The aggregate amount, which may be due from each of the Sellers in relation to any and all claims made in accordance with this Agreement shall be limited to each of the Sellers' proportionate part of the Purchase Price (in the proportions set out opposite the name of each of the Sellers in column 3 of Schedule 1) (the “Cap”).

10.4.2	Notwithstanding the foregoing, if a loss has not been notified to the indemnifying party at the end of a 12 (twelve) month period (or in the case of a breach of the Sellers’ Waranties at the end of a 36 (thirty six) month period) commencing on the Closing Date (whether or not such circumstance, action or proceeding is within the indemnitee's knowledge at the end of such relevant period), the indemnifying party's obligation to pay any amounts for indemnification to the indemnitee under Clause 4A or this Clause 10 shall expire.

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10.5	Exclusive remedy and waiver

10.5.1	Subject to fraud, intentional misrepresentation or wilful misconduct, the remedies provided in this Agreement shall be the exclusive remedies available to the Parties with respect to any breach of any Warranties or any breach of any covenant or agreement of the Parties contained in this Agreement and no other warranties or representations or other remedies are implied, including without limitation, remedies that would otherwise be available e.g. under the Danish Act of Sale of Goods (in Danish: “købeloven” ) or otherwise. In particular, the Buyer shall not be entitled to rescind the Agreement (in Danish: “hæve aftalen” ), including, without limitation, in the event that for any reason the Buyer's expectations and assumptions (in Danish: “forventninger og forudsætninger” ) relating to the purchase of the Shares have not been fulfilled, nor shall the Buyer be entitled to a proportionate reduction of the purchase price (in Danish: “forholdsmæssigt afslag” ). The Buyer expressly acknowledges that it has relied on no representations and warranties or other remedies other than those explicitly contained in this Agreement.

10.5.2	The Buyer expressly waives any right to claim any amounts of indemnification from the present or former members of the board of directors, management or employees of the Group, or from members of the board of directors, management, employees or advisors of the Sellers or its Affiliates with respect to any act or omissions of such individuals prior to the Closing Date and the Buyer shall seek its remedy against the Sellers exclusively under the provisions of this Agreement.

10.5.3	The Sellers expressly waive (and will cause their Affiliates to waive) any right to claim any amounts of indemnification from any Group Company or the present or former members of the board of directors, management or employees of the Group with respect to any act or omissions of such individuals prior to the Closing Date.

11.	Miscellaneous

11.1	Publicity

11.1.1	Unless required by Law or if the information concerned is already in the public domain (otherwise than as a result of a breach of this Agreement by the Party concerned), no publicity, release or announcement concerning this Agreement or the transactions contemplated hereby shall be made by a Party without advance approval (not to be unreasonably withheld or delayed) thereof by the other Party, and the Parties undertake to keep in strict confidence and not to disclose to any third parties any information on the details of the transactions contemplated by this Agreement or the negotiations leading to the conclusion thereof.

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11.2	Notices

11.2.1	Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by certified or registered or any other means of mail that requires a signed receipt as follows:

(i)	if to the Sellers, to:	with copies to:

	CVC Capital Partners Ltd.	Bech-Bruun Law Firm
	111 Strand	Langelinie Allé 35
	GB-London WC2R 0AG	DK-2100 Copenhagen Ø
	Fax: +44 20 7420 4231	Fax +45 72 27 00 27

	For the attention of:	For the attention of:
	David Milne	Mikkel Baaring Lerche

(ii)	If to the Buyer, to:	With a copy to:

	Wolseley Holdings Denmark ApS	Freshfields Bruckhaus Deringer
	c/o Parkview 1220	65 Fleet Street
	Arlington Business Park	London EC4Y 1HS
	Theale	United Kingdom
	Nr. Reading RG7 4GA	Fax +44 20 7108 7323
United Kingdom
Fax: +44 118 929 8701

	For the attention of:	For the attention of:
	The Company Secretary and General	Stephen Hewes
Counsel, Wolseley plc

(iii)	If to the Guarantor, to:	With a copy to:

	Wolseley plc	Freshfields Bruckhaus Deringer
	Parkview 1220	65 Fleet Street
	Arlington Business Park	London EC4Y 1HS
	Theale	United Kingdom
	Nr. Reading RG7 4GA	Fax +44 20 7108 7323
United Kingdom
Fax: +44 118 929 8701

	For the attention of:	For the attention of:
	The Company Secretary and General	Stephen Hewes
Counsel, Wolseley plc

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11.2.2	Any such notice shall be in the English language. Any Party may by notice given in accordance with Clause 11.2.1 to the other Party designate another address or Person for receipt of notices hereunder.

11.3	Waivers and amendments

This Agreement may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the Parties or, in the case of a waiver, by the Party waiving compliance.

11.4	No assignment

This Agreement is not assignable except by operation of Law, except that the Buyer shall be entitled to assign the benefit of this Agreement to any Affiliate of the Buyer provided that it shall be a condition of such assignment that the benefit of the Agreement shall be re-assigned to the Buyer (or another Affiliate of the Buyer) immediately prior to such Person ceasing to be an Affiliate of the Buyer.

11.5	Governing Law and arbitration

11.5.1	This Agreement shall be governed and construed in accordance with the Laws of Denmark.

11.5.2	Any dispute arising out of or relating to this Agreement or the transactions contemplated hereby shall be finally settled by the Danish International Court of Arbitration (Danish Arbitration) in accordance with its rules.

11.5.3	The language of the arbitration proceedings shall be English, unless otherwise agreed by the Parties.

11.6	Severability

The provisions hereof shall to the greatest extent possible be interpreted in such a manner as to comply with applicable Law as set forth in Clause 11.5.1, but if any provision hereof is, notwithstanding such interpretation, determined to be invalid, void or unenforceable, the remaining provisions of the Agreement shall not be affected thereby but shall remain in full force and effect and be binding upon the Parties.

11.7	Schedules

The Schedules are part of this Agreement as if fully set forth herein. All references herein to Clauses, sub-clauses and Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

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11.8	Entire Agreement

This Agreement and any other agreements executed in connection with the consummation of the transactions contemplated herein contain the entire agreement between the Parties with respect to the purchase of the Shares and related transactions, and supersede all prior agreements, written or oral, with respect thereto.

11.9	Counterparts

This Agreement may be executed by the Parties hereto in 2 (two) separate counterparts, each of which when so executed and delivered, shall be an original, but such counterparts shall together constitute one and the same instrument.

11.10	Guarantee

In consideration of the Sellers entering into this Agreement, the Guarantor hereby guarantees the performance by the Buyer of its obligations under this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

For and on behalf of the Sellers:

/s/ Søren Vestergaard-Paulsen	/s/ Peter Törnquist

Name: Søren Vestergaard-Paulsen	Name: Peter Törnquist
Title: Director	Title: Director

For and on behalf of Wolseley Holdings Denmark ApS:

/s/ Stephen Webster	/s/ Robert Marchbank

Name: Stephen Webster	Name: Robert Marchbank
Title: Director	Title: Director

For and on behalf of Wolseley plc:

/s/ Stephen Webster

Name: Steven Webster
Title: Director

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SCHEDULES

Schedule	1	The Sellers
Schedule	1.1.A	DT Officers SPA
Schedule	1.1.B	Group chart
Schedule	1.1.C	The Subsidiaries
Schedule	1.1.D	The Accounts 2006
Schedule	4A.3(b)(v)	Letter from Sellers on transaction costs
Schedule	5.2.2	List of shareholder loans granted by certain Sellers to the Company
Schedule	5.3.5	Reliance letters in agreed form in relation to the VDD Reports
Schedule	6.1.2	The due diligence documentation

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	Wolseley Holdings Denmark	Wolseley plc
	ApS	Parkview 1220
	c/o Parkview 1220	Arlington Business Park
	Arlington Business Park	Theale
	Theale	Nr. Reading
	Nr. Reading	RG7 4GA
	RG7 4GA	United Kingdom
United Kingdom

CVC Capital Partners Ltd 111 Strand London WC2R 0AG UK Att.: David Milne

21 September 2006

Dear Sirs

We refer to the Share Sale and Purchase Agreement (the SPA) dated 22 July 2006 between the Sellers (as defined therein) and us, regarding the sale by the Sellers and the purchase by Wolseley Holdings Denmark ApS of DT Holding 1 A/S.

We hereby agree that:
(a)	Clause 5.1 (Closing) of the SPA shall be amended so that it provides as follows:

“Subject to the terms and conditions of this Agreement, Closing shall take place at the offices of Bech-Bruun Law Firm, Langelinie Allé 35, DK-2100 Copenhagen Ø., Denmark, at 10:00 o’clock (CET) on 25 September 2006, or, if all conditions referred to in Clause 4 have not been satisfied (or waived) at least 5 (five) Business Days prior to that date, on the day falling 5 (five) Business Days after they have been satisfied or waived (or at such other time and place as the Buyer and the Sellers shall agree in writing).”

(b)	Clause 5.2.1 of the SPA shall be amended so that it provides as follows:

“Pay the Purchase Price in immediately available funds to such bank accounts (not exceeding ten in number) designated by the Sellers not less than 5 Business Days before Closing, provided that (unless otherwise agreed by Lehman Brothers International (Europe)) such part of the Purchase Price due to Lehman Brothers International (Europe) shall be paid into an escrow account with an escrow agent to be agreed, and on terms to be agreed, between the Buyer and Lehman Brothers International (Europe). Forthwith upon payment of the Purchase Price, the Sellers shall procure that an amount equal to the amount payable by the Sellers under the letter set out in Schedule 4A.3(b)(v) shall immediately be transferred to the Company in satisfaction of the Sellers’ obligations under that letter. Payment of the Purchase Price by the Buyer in accordance with this Clause shall be an effective discharge of the Buyer to pay the Purchase Price to the Sellers, and the Buyer shall not be concerned to see to the application, or be answerable for the misapplication, of such amount and shall not be concerned as to the allocation, or be answerable for the misallocation, of such amount as amongst the Sellers.”; and

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(c) Clause 5.4.2 of the SPA shall be amended so that it provides as follows:

“At Closing the Sellers and the Buyer shall cause that extraordinary meetings of shareholders be held in the Company, DT Holding 2 A/S, DT Holding 3 A/S and DT Group A/S (such meetings to be convened by the Group in advance of Closing) in order to elect new members to the board of directors of the Company, DT Holding 2 A/S, DT Holding 3 A/S and DT Group A/S (as nominated by the Buyer not less than 3 (three) Business Days prior to the Closing Date), and new auditors, if applicable.”

No other amendment shall be made to the SPA by this letter.

If you agree and accept the terms of this letter, please sign in the indicated space below and return copies of this letter to each of Wolseley Holdings Denmark ApS and Wolseley plc at the address indicated above.

Yours faithfully

For and on behalf of Wolseley Holdings Denmark ApS:

/s/ Robert Marchbank	/s/ Stephen Webster

Name: Robert Marchbank	Name: Stephen Webster
Title: Director	Title: Director

For and on behalf of Wolseley plc

/s/ Stephen Webster

Name: Stephen Webster
Title: Director

Accepted and agreed on 22 September 2006 For and on behalf of the Sellers

/s/ Søren Vestergaard-Poulsen

Name: Søren Vestergaard-Poulsen
Title: Director

cc: Bech-Bruun Law Firm

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